SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              NATHAN'S FAMOUS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    632347100
                                 (CUSIP Number)

                               Nancy D. Lieberman
                    Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                            Jericho, New York 11753
                                 (516)822-4820

(Name , Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                                January 27, 1997
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.     632347100                                        Page 2 of 5 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No.  of Above Person

                                Howard M. Lorber


2    Check the Appropriate Box if a Member of a Group* (a) [ ]
                                                       (b) [X]


3    SEC Use Only


4    Source of Funds       PF


5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6    Citizenship or Place of Organization

                                U.S.A.


     Number of       7    Sole Voting Power
     Shares               330,834

     Beneficially    8    Shared Voting Power
                          22,153

     Owned by Each   9    Sole Dispositive Power
     Reporting            330,834

     Person         10    Shared Dispositive Power
     With                 22,153


11   Aggregate Amount Beneficially Owned by Each Reporting Person

                          352,987


12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]



13   Percent of Class Represented by Amount in Row (11)

                          7.1%


14   Type of Reporting Person*
                          IN

Item 1: Security and Issuer.

The securities to which this Schedule 13D relate are the shares of Common Stock, par value $.001 per share (the "Shares") of Nathan's Famous, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. The address of the Issuer's principal executive office is 1400 Old Country Road, Westbury, New York 11590.

Item 2: Identity and Background.

The person filing this statement is Howard M. Lorber, a United States citizen. Mr. Lorber's business address is 70 East Sunrise Highway, Valley Stream, New York 11581. Mr. Lorber's principal occupation is President and Chief Operating Officer of New Valley Corp. since November 1994. Mr. Lorber has also been Chairman of the Board of the Issuer since 1990, Chief Executive Officer since 1993 and a director since 1987.

During the last five years, Mr. Lorber has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which he was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source or Amount of Funds or Other Consideration.

Of the 352,987 Shares beneficially owned by him, Mr. Lorber purchased 72,500 Shares with his personal funds. In connection with his employment by the Issuer, Mr. Lorber acquired options exercisable within the next 60 days to purchase 108,334 Shares and warrants exercisable within the next 60 days to purchase 150,000 Shares.

Item 4: Purpose of the Transaction.

Of the 352,987 Shares beneficially owned by him, Mr. Lorber acquired an aggregate 72,500 Shares in open market purchases, Mr. Lorber acquired options exercisable within the next 60 days to purchase 108,334 and warrants exercisable within the next 60 days to purchase 150,000 Shares in connection with his employment by the Issuer and 22,153 Shares were acquired by Aegis Resources, Inc. ("Aegis") in connection with distributions to Aegis as a partner of various partnerships which owned Shares of the Issuer.

Mr. Lorber has no present plans or proposals which would result in a change in the present Board or management of the Issuer. Mr. Lorber has no present plans which would result in a material change in the Issuer's business or corporate structure.

Item 5: Interest in Securities of the Issuer.

(a) As of the close of business on January 20, 1998, Mr. Lorber beneficially owns 352,987 Shares which includes (a) options to purchase an aggregate 108,334 Shares, (b) warrants to purchase an aggregate 150,000 Shares, (c) 22,153 Shares owned by Aegis.

(b) Mr. Lorber has sole power to dispose or direct the disposition of the 330,834 Shares beneficially owned by him. Mr. Lorber shares the power to dispose or direct the disposition of the 22,153 Shares owned by Aegis which Mr. Lorber may be deemed to own beneficially.

Mr. Lorber has sole power to vote or direct the vote of the 330,834 Shares beneficially owned by him. Mr. Lorber shares the power to vote or direct the vote of the 22,153 Shares owned by Aegis which Mr. Lorber may be deemed to own beneficially.

(c) In the past 60 days, (i) Mr. Lorber made the following purchases in open market transactions: 400 Shares on November 25, 1997 for $3.1875 per Share; 4,500 Shares on December 16, 1997 for $4.25 per Share; 5,000 Shares on December 19, 1997 for $4.00 per Share; 5,000 Shares on December 19, 1997 for $3.968 per Share; 7,000 Shares on December 29, 1997 for $3.875 per Share; and 1,000 Shares on December 30, 1997 for $3.625 per Share and (ii) Mr. Lorber acquired warrants to purchase 37,500 Shares at an exercise price of $4.50 per Share by virtue of the vesting of a warrant granted on November 8, 1993.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

None.

Item 7: Exhibits.

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

January 20, 1998
--------------------------------------
Date

/s/ Howard M. Lorber
--------------------------------------
Signature

Howard M. Lorber Chairman & CEO
--------------------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).